Item No. 77C (Matters submitted to a vote of security holders) - Attachments

Emerging Markets Local Income Portfolio Special
Meeting of Interestholders

The Portfolio held a joint Special Meeting of Interestholders on October 23, 2009 (adjourned from
September 25, 2009) to approve an amendment to the current fundamental investment restriction regarding the purchase or sale of physical commodities and commodities contracts to provide that the Portfolio may invest in all types of commodities, commodities contracts and commodities related investments to the extent permitted by law. The following action was taken by the interestholders:

	  Interest in the Portfolio
    For		Against	Abstain

  78%	    	   5%		    7%

Results are rounded to the nearest whole number.